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                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12b-25

                         NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/  Form 10-K   / /  Form 20-F     / /  Form 11-K
              / /  Form 10-Q   / /  Form N-SAR

                 For the Period Ended: December 31, 1998

                   ___Transition Report on Form 10-K
                   ___Transition Report on Form 20-F
                   ___Transition Report on Form 11-K
                   ___Transition Report on Form 10-Q
                   ___Transition Report on Form N-SAR

For the Transition Period Ended:
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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLESE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMTION CONTAINED HEREIN.
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If the notification relates to the portion of the filing check above identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

Irwin Naturals/4 Health, Inc.
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Former Name if Applicable:

4 Health, Inc.
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Address of Principal Executive Office (Street and Number):

10549 W. Jefferson Blvd.
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Page 2

City, State an Zip Code:

Culver City, CA 90232
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PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K , 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Irwin Naturals and /4 Health, Inc. completed their merger on 6/30/98, and the Form 10-K for the period ending 12/31/98 is the first 10K for the newly merged company. In addition, the Company was involved in another merger in February of 1999, and an Acquisition of another business in March of 1999. This unique confluence of events required an inordinate amount of Management time and Company resources, and created unforeseen delays in preparing the company's accounts. Consequently, without unreasonable effort and expense the Company could not complete its Form 10-K for the period ending 12/31/98 by the scheduled due date.

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Therefore, Irwin Naturals/4 Health, Inc. seeks relief pursuant to Rule
12b-25(b) in order to gain additional time to complete its Form 10-K. The company anticipates filing its Form 10-K within the time prescribed by such Rule.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Dan Martin         (310)           253-5305, ext. 3146
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           (Name)          (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                               /X/  Yes   / / No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the subject report or portion thereof?

                                                               / /  Yes   /X/ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                     Irwin Naturals/4Health, Inc.
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               (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:                                  By:
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